Exhibit 99.2
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
RESTRICTED STOCK AWARD AND SALE OF SHARES: G P SHUTTLEWORTH
London, United Kingdom, 24 August 2010 — Randgold Resources Limited previously announced an award of 36 000 restricted shares were granted to Mr G P Shuttleworth in accordance with the terms of his contract of employment effective 1 July 2007. The price of the restricted stock calculation for Mr Shuttleworth was the Nasdaq Global Select Market closing price on 29 June 2007, being US$22.19. As Mr Shuttleworth met the performance criteria, the final tranche of restricted shares, being 12,000 shares, vested on 1 July 2010 and the shares have been issued.
Mr Shuttleworth elected to sell 8 000 shares which were sold on 20 August 2010 at US$91.33.
As a result of the issuance of 12 000 shares and sale of 8 000 shares, the change in Mr Shuttleworth’s holding is as follows:

	Restricted Shares
Holding prior	Awarded and		Holding after	% Shareholding
to Award	Issued	Shares sold	Award and Sale	after Award
24 000	12 000	8 000	28 000	0.03
Randgold Resources Enquiries:

Mark Bristow	Graham Shuttleworth	Kathy du Plessis
Chief Executive	Financial Director	Investor & Media Relations
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 614 4438	randgoldresources@dpapr.com
Website: www.randgoldresources.com